Exhibit 4.3

NOTATION OF GUARANTEE

For value received, the Guarantor (which term includes any successor Person under the Indenture hereinafter referred to) has unconditionally guaranteed to the extent set forth in, and subject to the provisions of, an indenture dated as of September 16, 2011 (the “Base Indenture”), as amended by the First Supplemental Indenture, dated as of June 26, 2012 (the “First Supplemental Indenture” and, together with the Base Indenture and as the Base Indenture and the First Supplemental Indenture may be further amended and supplemented from time to time, the “Indenture”) among CubeSmart, L.P. (the “Issuer”), the Guarantor named therein and U.S. Bank National Association, as trustee (the “Trustee”), providing for the issuance of 4.80% Senior Notes due 2022, the due and punctual payment of the principal of and interest on the Notes to which this notation is affixed and all other amounts due and payable under the Indenture and the Notes to which this notation is affixed by the Issuer.

The obligations of such Guarantor to the Holders of Notes to which this notation is affixed and to the Trustee pursuant to the Guarantee and the Indenture are expressly set forth in Article Fourteen of the Indenture and reference is hereby made to the Indenture for the precise terms of the Guarantee.

CUBESMART

By:	/s/ Timothy M. Martin
Name:	Timothy M. Martin
Title:	Senior Vice President and
Chief Financial Officer